Exhibit 99.1

New Electricity Transmission Line to Support Economic Growth in Southwest Ontario

The Independent Electricity System Operator (IESO) requests Hydro One develop new line between Chatham and Lambton

TORONTO, March 29, 2021– A new transmission line between Hydro One’s Lambton transformer station and its Chatham switching station would provide electricity to support rapid agricultural growth in the Windsor-Essex and Chatham areas. The Independent Electricity System Operator (IESO) has requested that Hydro One continue to expand electricity infrastructure in southwestern Ontario by building the 230 kilovolt double circuit transmission line, which, if approved by the Ontario Energy Board, would be in service by 2028.

“This transmission line is another step in a multi-faceted planning approach to ensuring electricity is available now and into the future for Ontario’s fastest-growing region in terms of electricity demand,” said Terry Young, Interim President and CEO of the IESO. “Over the last number of years, we have engaged with communities in the region, seeking their input so we can better understand how to develop cost-effective solutions to meet their energy needs.”

“We are committed to powering the growing economy in southwestern Ontario while we continue to work with local Indigenous communities and the broader community to plan, design and build a grid for the future,” said Mark Poweska, President and CEO, Hydro One. “By working alongside the IESO, Hydro One will energize life for southwestern Ontario and ensure a robust high-voltage electricity grid is there to meet the needs of our customers now and into the future.”

“We applaud this investment in a new transmission line for Southwestern Ontario,” said Greg Rickford, Minister of Energy, Northern Development and Mines. “Transmission is the backbone of the electricity system. This investment will help drive economic growth and provide a reliable supply of electricity to power the rapidly growing agricultural sector in the region.”

As a result of extensive planning, analysis and community engagement, the IESO is expecting agricultural electricity demand in the Windsor-Essex and Chatham areas to grow from roughly 500 MW today to about 2,000 MW by 2035 — equivalent to adding a city the size of Ottawa to the grid. The IESO’s studies also concluded that a Hydro One transmission line is the most cost-effective and timely next step to supply the region.

The IESO has been engaging with local and regional stakeholders to better understand electricity needs in the area to support economic development and job growth. Feedback has shown there is strong community interest in an integrated solution of both traditional infrastructure and innovative options to meet electricity needs. Further action will be required to address the pace of demand growth in the area and additional steps will be identified in IESO studies to be released this spring.

Given the rate of growth in the region, implementation of a variety of solutions to address growth is already underway:

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As recommended by the IESO in 2019, Hydro One is currently developing the new transmission line between Chatham and Lakeshore, expected to increase the amount of available power in southwestern Ontario by approximately 400 megawatts.

•	Hydro One has recently energized two new transmission stations in Leamington and is currently building two additional transmission stations in the region.

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The IESO has invested $5.5 million in conservation programs in the region. These programs have helped reduce peak demand by 10 megawatts while enabling businesses in the area to save on their energy bills.

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The IESO has supported several innovative pilot projects with an investment of up to $2.5 million. These pilot projects will test new technologies and processes to reduce peak demand and alleviate the region’s load growth.

The IESO and Hydro One will continue working with Indigenous communities, municipalities, and associations as this project and other electricity initiatives in the region move forward.

For more information, please see IESO Backgrounder.

About the Independent Electricity System Operator (IESO):

The IESO manages the province’s power system so that Ontarians receive power when and where they need it. It plans and prepares for future electricity needs and works with its partners to guide energy efficiency efforts.

IESO Media Contact:

416-506-2823

media@ieso.ca

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $30.3 billion in assets as at December 31, 2020, and annual revenues in 2020 of approximately $7.3 billion.

Our team of approximately 8,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2020, Hydro One invested approximately $1.9 billion in its transmission and distribution networks and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com; www.sedar.com or www.sec.gov.

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